FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Syngenta appoints new Chief Operating Officer”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media inquiries:		Analysts/Investors:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, September 29, 2014

Syngenta appoints new Chief Operating Officer

Syngenta today announced that John Atkin, Chief Operating Officer, will retire from the company at the end of 2014. He will be succeeded by Jon Parr, who will assume responsibility for two of the company’s four regions: Europe, Africa and the Middle East and Latin America. North America and Asia Pacific will remain under the leadership of Davor Pisk, Chief Operating Officer.

Jon Parr has worked for Syngenta and its legacy companies since 1987.  He has broad experience across both crop protection and seeds including commercial and supply chain roles. From 2009 until the end of 2013 he was Regional Director for Europe, Africa and the Middle East where he successfully drove the integration of the business while achieving significant growth in sales and profitability. Since the beginning of 2014 he has held the role of Head of Global Crops and Assets, targeting the optimization of global crop and product platforms.

John Atkin is retiring after a formidable 37 year career in agriculture, of which the last 25 have been with Syngenta and its legacy companies as a widely respected authority in the crop protection industry. He has been Chief Operating Officer at Syngenta since the foundation of the company in 2000. Following his retirement from the Syngenta Executive Committee, he will join the Board of the Syngenta Foundation for Sustainable Agriculture, whose mission is to create value for resource-poor small farmers in developing countries. He will also pursue his farming interests in the United Kingdom and will continue as a non-executive director of the fresh fruit company Driscoll’s.

Mike Mack, Chief Executive Officer, said: “John Atkin played a pivotal role in the creation of Syngenta by successfully merging two crop protection businesses to form a clear industry leader, the strength of which continues to be a cornerstone of our integrated strategy. Throughout his tenure, John’s determination and keen judgment have been invaluable to us, and the quality of his leadership has been appreciated across the company. On behalf of the Board of Directors and the Executive Committee, I should like to thank John for his outstanding contribution and to wish him a long and happy retirement. I am confident that in Jon Parr we have found a strong successor to sustain our focus on growing the business and improving profitability.”

Syngenta – September 29, 2014 / Page 1 of 2

About Syngenta
Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – September 29, 2014 / Page 2 of 2

SYNGENTA AG

Date:	September 29, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration